COUNTY MUTUAL FUNDS TRUST
1705 North Towanda Avenue
Bloomington, Illinois  61701

December 20, 2012

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Country Mutual Funds Trust (the “Trust”) File Nos.: 333-68270 and 811-10475

Dear Mr. Eskildsen:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC, from the Securities and Exchange Commission Staff (the “Staff”) on December 14, 2012, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended June 30, 2012 (the “Annual Report”), filed on Form N-CSR on September 4, 2012, for the Trust’s two series – the COUNTRY Growth Fund and the COUNTRY Bond Fund (collectively, the “Funds”).

In connection with this response to the Staff’s comment, the Trust on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comment has been reproduced in bold typeface immediately followed by the Trust’s response.

Annual Report

1.
Staff Comment:  In the Management Discussion of Fund Performance section, please provide a more robust discussion of the factors that materially affected the COUNTRY Growth Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the investment adviser, per Item 27(b)(7)(i) of Form N-1A.

Response: The Trust responds by stating that it will make the requested change going forward.

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Sincerely,

Country Mutual Funds Trust

/s/ James M. Jacobs
James M. Jacobs
General Counsel & Secretary